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August 3, 2007	Richard J. Mattera
Partner
303.454.2471
rjmattera@hhlaw.com
EDGAR and Overnight Courier
United States Securities and Exchange Commission
100F Street, N.E.
Washington, D.C. 20549
Mail Stop 7010

Attn:	H. Roger Schwall T. Levenberg J. Madison

Re:	Canyon Resources Corporation Registration Statement on Form S-3 Filed June 29, 2007 File No. 333-144205 Comment letter dated July 24, 2007
Ladies and Gentlemen:
          On behalf of Canyon Resources Corporation, a Delaware corporation (“Canyon Resources”), this letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in its letter (the “comment letter”) to James K. B. Hesketh, President and Chief Executive Officer of Canyon Resources, dated July 24, 2007, regarding the Registration Statement on Form S-3 (File No. 333-144205) as filed with the Commission on June 29, 2007 (the “Registration Statement”). Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”) is filed herewith.
          Canyon Resources’ responses to the Staff’s comments are set forth below and are numbered to correspond to the numbering of the Staff’s comments in the comment letter.

1.	Comment: You refer to Mr. Rudolph Mueller on page 11, but in the table at page 12 you list his name as Mr. Rudolf Mueller. Please revise to eliminate the inconsistency. Due to Mr. Mueller’s status as a registered broker-dealer, you must identify him in the prospectus as an underwriter.

Response: Canyon Resources has complied with this comment by removing all shares owned by Mr. Rudolf Mueller from the Amended Registration Statement. Because Mr. Mueller’s shares are not being registered in the Amended Registration Statement, he need not be identified as an underwriter.

2.	Comment: Moreover, due to Mr. Mueller’s status as a registered broker-dealer, you need to file on a form for which you are eligible to make a primary offering. It does not appear that you currently are eligible to use Form S-3 for a primary offering. See General Instructions of Form S-3. Please amend the registration statement accordingly.

Response: As noted in our response to Comment 1, Mr. Mueller’s shares are no longer being registered in the Amended Registration Statement.
          Please do not hesitate to direct any questions or comments regarding the foregoing to me at (303) 454-2471.
Sincerely,

/s/ Richard J. Mattera

Richard J. Mattera
RJM
Enclosures
cc: Canyon Resources Corporation

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